Exhibit 99.1

YM BioSciences Annual and Special Meeting Update

MISSISSAUGA, Canada - December 14, 2004 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), is pleased to announce that at the annual and special meeting of shareholders of the Company held December 8th 2004, all of the resolutions proposed in Management’s Proxy Circular sent to shareholders on November 17th 2004 were duly passed.

A complete copy of Management’s Proxy Circular is available at www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the Company is developing an EGFr humanized monoclonal antibody that is being tested in glioma and pancreatic cancer in Phase II trials, has completed Phase II trials in head & neck cancer, and is expected to enter a Phase III trial in 2005. A GnRH anti-cancer vaccine is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com